
AUG 26 2003

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, April 24, 2003, Series 2003-BC4

333-101101

Name of Person Filing the Document
(If Other than the Registrant)


03059986

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: 
Name: Celia Coulter
Title: Vice President

Dated: August 22, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$800,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-BC4


Countrywide[SM]
HOME LOANS
Seller and Master Servicer



The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: July 14, 2003*

$800,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-BC4

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (Moody's/Fitch) [5]	Last Scheduled Distribution Date	Certificate Type
1-A	$174,003,000			*Not Offered*		
2-A-1	$206,250,000	0.74 / 0.74	1-17 / 1-17	Aaa/AAA	Apr 2021	Floating Rate Senior Sequential
2-A-2	$315,747,000	3.20 / 3.57	17-76 / 17-184	Aaa/AAA	Sep 2033	Floating Rate Senior Sequential
M-1	$44,000,000	4.49 / 4.96	41-76 / 41-139	Aa2/AA	Jul 2033	Floating Rate Mezzanine
M-2	$12,000,000	4.40 / 4.81	40-76 / 40-121	Aa3/AA	Jun 2033	Floating Rate Mezzanine
M-3	$12,000,000	4.37 / 4.73	39-76 / 39-114	A1/AA-	May 2033	Floating Rate Mezzanine
M-4	$12,000,000	4.34 / 4.63	38-76 / 38-105	A2/A	Mar 2033	Floating Rate Mezzanine
M-5	$10,000,000	4.32 / 4.49	38-76 / 38-94	A3/A-	Jan 2033	Floating Rate Mezzanine
M-6	$8,000,000	4.26 / 4.28	37-76 / 37-81	Baa1/BBB+	Sep 2032	Floating Rate Mezzanine
B	$6,000,000	3.91 / 3.91	37-67 / 37-67	Baa2/BBB	Jan 2032	Floating Rate Subordinate
Total:	**$800,000,000**					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates,**" which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A-1 Certificates and Class 2-A-2 Certificates (together the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Certificates and Class 2-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*
(2) *The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*
(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(4) *See "Pricing Prepayment Speed" below.*
(5) *Rating Agency Contacts: Moody's, Tamara Zaliznyak, 212-553-7761; Fitch, Scott Seewald, 212-908-0838.*

Trust: Asset-Backed Certificates, Series 2003-BC4.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Merrill Lynch & Co. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates (the Class 1-A Certificates are not being offered hereby) and the Subordinate Certificates are together referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.



Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	August 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of August 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	July [16], 2003.
Expected Closing Date:	August 28, 2003.
Expected Settlement Date:	August 28, 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in September 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	With respect to the Certificates, for each Distribution Date it will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-4, Class M-5, Class M-6 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
23% HEP (i.e., prepayments start at 2.3% CPR in month one, and increase by 2.3% CPR each month to 23% CPR in month ten, and remain at 23% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, remaining constant at 70% CPR from month 24 until month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $799,999,640 of which: (i) approximately $129,999,416 were adjustable rate mortgage loans and approximately $70,003,473 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $389,529,039 were adjustable rate mortgage loans and approximately $210,467,713 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate:

For each class of Offered Certificates it is the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under the Mortgage Insurance Policy (as described herein), the premium rate, as applicable (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
M-1, M-2, M-3, M-4, M-5, M-6, B	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Senior and Subordinate Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contracts and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Cap Contracts:

The Trust will include three one-month LIBOR cap contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Cap Contract," "Class 2-A Cap Contract"*** and ***"Subordinate Cap Contract,"*** respectively, and, collectively, the "***Cap Contracts***").

Cap Contract	*Initial Notional Amount*	*1 Month LIBOR Strike (Per Annum)*
Class 1-A	$84,004,168	6.220%
Class 2-A	$115,757,495	6.120%
Subordinate	$28,047,165	5.000%

After the Closing Date, the notional amount of the Cap Contracts will amortize down pursuant to an amortization schedule. With respect to each Distribution Date, payments received on (a) the Class 1-A Cap Contract will be available to pay the holders of the Class 1-A Certificates, (b) the Class 2-A Cap Contract will be available to pay the holders of the Class 2-A-1 and Class 2-A-2 Certificates, pro rata, based on certificate principal balance, and (c) the Subordinate Cap Contract will be available to pay the holders of the Subordinate Certificates, pro rata, based on certificate principal balance. Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the related Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow
4) Mortgage Insurance

Class	**Moody's/ Fitch**	**Subordination (after initial target is reached) (1)**	**Target Subordination at Stepdown (1)**
1-A	Aaa/AAA	14.15%	28.30%
2-A-1	Aaa/AAA	14.15%	28.30%
2-A-2	Aaa/AAA	14.15%	28.30%
M-1	Aa2/AA	8.65%	17.30%
M-2	Aa3/AA	7.15%	14.30%
M-3	A1/AA-	5.65%	11.30%
M-4	A2/A	4.15%	8.30%
M-5	A3/A-	2.90%	5.80%
M-6	Baa1/BBB+	1.90%	3.80%
B	Baa2/BBB	1.15%	2.30%

(1) Initial O/C at closing is zero and builds to 1.15%, commencing in December 2003. Does not include any credit for Mortgage Insurance or Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization:

The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates (commencing in December 2003) relative to the amortization of the Mortgage Loans, generally in the earlier months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

Overcollateralization Target:

The initial Overcollateralization Target will be zero and will remain at zero through the Payment Date occurring in November 2003, after which time the required Overcollateralization Target will be equal to 1.15% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"*** or "***Overcollateralization Target***").

On or after the Stepdown Date, the Overcollateralization Target will be equal to 2.30% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event has occurred.

Excess Cashflow:

*"**Excess Cashflow**"* for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Mortgage Insurance:

As of the Statistical Pool Calculation Date, approximately 69.47% of the Mortgage Loans with original loan-to-value ratios greater than 85% are covered by a private mortgage insurance policy issued by MGIC Insurance Corporation (the "***Mortgage Insurance Policy***"), which provides insurance coverage (subject to certain carveouts), down to 60% of the value of the related mortgaged property.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a) 1.75 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the "***Required Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	2.00%
49 – 60	3.25%
61 – 72	4.25%
73+	5.00%

If either (or both) a Delinquency Trigger or a Cumulative Loss Trigger has occurred, a Trigger Event will be in effect (a "***Trigger Event***").

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in September 2006.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 71.70% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans (after collections under the Mortgage Insurance Policy) not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates and (ii) the Class 2-A-1 and Class 2-A-2 Certificates, respectively (pro rata, based on their respective interest distribution amounts), then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, and from principal funds related to the Group 2 Mortgage Loans sequentially to the Class 2-A-1 and Class 2-A-2 Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Beginning on the payment date in December 2003, any remaining Excess Cashflow to the Certificates to build O/C as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Cap Contracts (as described below); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Cap Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Senior Certificates, such that the sum of the unpaid principal balance of the Class 1-A, Class 2-A-1 and Class 2-A-2 Certificates will have 28.30% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 17.30% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 14.30% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 11.30% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 8.30% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 5.80% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 3.80% Subordination and (viii) eighth, to the Class B Certificates such that the Class B Certificates will have 2.30% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 2-A-1 (To Call)

Margin 0.13%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	13	13	13	13	13
WAL (yr)	10.06	0.89	0.74	0.64	0.53
MDUR (yr)	9.40	0.90	0.75	0.64	0.53
First Prin Pay	Sep03	Sep03	Sep03	Sep03	Sep03
Last Prin Pay	Oct20	Apr05	Jan05	Oct04	Aug04

Class 2-A-1 (To Maturity)

Margin 0.13%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	13	13	13	13	13
WAL (yr)	10.06	0.89	0.74	0.64	0.53
MDUR (yr)	9.40	0.90	0.75	0.64	0.53
First Prin Pay	Sep03	Sep03	Sep03	Sep03	Sep03
Last Prin Pay	Oct20	Apr05	Jan05	Oct04	Aug04

Class 2-A-2 (To Call)

Margin 0.32%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	23.86	4.18	3.20	2.45	1.86
MDUR (yr)	20.26	4.05	3.13	2.42	1.85
First Prin Pay	Oct20	Apr05	Jan05	Oct04	Aug04
Last Prin Pay	Jan32	Oct11	Dec09	Sep08	Jul07

Class 2-A-2 (To Maturity)

Margin 0.32%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	35	35	35	34
WAL (yr)	23.94	4.63	3.57	2.76	2.03
MDUR (yr)	20.32	4.45	3.47	2.71	2.00
First Prin Pay	Oct20	Apr05	Jan05	Oct04	Aug04
Last Prin Pay	Mar33	Jul22	Dec18	May16	Jul13

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin 0.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	75	75	75	75	75
WAL (yr)	25.82	5.33	4.49	4.27	3.91
MDUR (yr)	20.54	5.08	4.32	4.12	3.79
First Prin Pay	Dec24	Oct06	Jan07	Apr07	Jul07
Last Prin Pay	Jan32	Oct11	Dec09	Sep08	Jul07

Class M-1 (To Maturity)

Margin 0.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	75	78	78	78	83
WAL (yr)	25.94	5.90	4.96	4.65	4.96
MDUR (yr)	20.61	5.55	4.73	4.47	4.76
First Prin Pay	Dec24	Oct06	Jan07	Apr07	Aug07
Last Prin Pay	Jan33	Jan18	Mar15	Jan13	Dec10

Class M-2 (To Call)

Margin 1.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	100	100	100	100	100
WAL (yr)	25.82	5.31	4.40	4.00	3.88
MDUR (yr)	19.91	5.01	4.20	3.85	3.74
First Prin Pay	Dec24	Oct06	Dec06	Feb07	May07
Last Prin Pay	Jan32	Oct11	Dec09	Sep08	Jul07

Class M-2 (To Maturity)

Margin 1.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	100	104	104	104	103
WAL (yr)	25.93	5.81	4.81	4.33	4.16
MDUR (yr)	19.97	5.42	4.56	4.14	4.00
First Prin Pay	Dec24	Oct06	Dec06	Feb07	May07
Last Prin Pay	Dec32	Apr16	Sep13	Oct11	Dec09

Class M-3 (To Call)

Margin	1.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	150	150	150	150	150
WAL (yr)	25.82	5.31	4.37	3.91	3.72
MDUR (yr)	18.73	4.93	4.12	3.72	3.55
First Prin Pay	Dec24	Oct06	Nov06	Jan07	Mar07
Last Prin Pay	Jan32	Oct11	Dec09	Sep08	Jul07

Class M-3 (To Maturity)

Margin	1.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	150	155	155	155	154
WAL (yr)	25.93	5.75	4.73	4.21	3.95
MDUR (yr)	18.78	5.28	4.42	3.98	3.76
First Prin Pay	Dec24	Oct06	Nov06	Jan07	Mar07
Last Prin Pay	Nov32	Aug15	Feb13	Apr11	Jul09

Class M-4 (To Call)

Margin	1.80%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	180	180	180	180	180
WAL (yr)	25.82	5.30	4.34	3.85	3.58
MDUR (yr)	18.06	4.87	4.06	3.64	3.40
First Prin Pay	Dec24	Sep06	Oct06	Nov06	Jan07
Last Prin Pay	Jan32	Oct11	Dec09	Sep08	Jul07

Class M-4 (To Maturity)

Margin	1.80%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	180	185	185	185	184
WAL (yr)	25.91	5.65	4.63	4.08	3.77
MDUR (yr)	18.10	5.14	4.30	3.84	3.57
First Prin Pay	Dec24	Sep06	Oct06	Nov06	Jan07
Last Prin Pay	Sep32	Sep14	May12	Sep10	Feb09

Class M-5 (To Call)

Margin	2.30%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	230	230	230	230	230
WAL (yr)	25.82	5.30	4.32	3.79	3.47
MDUR (yr)	17.03	4.78	3.99	3.54	3.27
First Prin Pay	Dec24	Sep06	Oct06	Oct06	Nov06
Last Prin Pay	Jan32	Oct11	Dec09	Sep08	Jul07

Class M-5 (To Maturity)

Margin	2.30%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	230	233	234	233	233
WAL (yr)	25.88	5.50	4.49	3.92	3.58
MDUR (yr)	17.05	4.94	4.12	3.65	3.36
First Prin Pay	Dec24	Sep06	Oct06	Oct06	Nov06
Last Prin Pay	Jul32	Aug13	Jun11	Dec09	Jul08

Class M-6 (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 98.081303	363	392	400	407	411
WAL (yr)	25.79	5.23	4.26	3.70	3.37
MDUR (yr)	14.74	4.52	3.79	3.35	3.08
First Prin Pay	Dec24	Sep06	Sep06	Oct06	Oct06
Last Prin Pay	Jan32	Oct11	Dec09	Sep08	Jul07

Class M-6 (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 98.081303	363	392	400	407	412
WAL (yr)	25.80	5.25	4.28	3.71	3.38
MDUR (yr)	14.74	4.54	3.80	3.36	3.09
First Prin Pay	Dec24	Sep06	Sep06	Oct06	Oct06
Last Prin Pay	Mar32	Apr12	May10	Jan09	Nov07

Class B (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 93.074540	398	517	550	577	592
WAL (yr)	25.55	4.81	3.91	3.40	3.16
MDUR (yr)	14.35	4.16	3.48	3.07	2.88
First Prin Pay	Dec24	Sep06	Sep06	Sep06	Sep06
Last Prin Pay	Jul31	Oct10	Mar09	Jan08	Jan07

Class B (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 93.074540	398	517	550	577	592
WAL (yr)	25.55	4.81	3.91	3.40	3.16
MDUR (yr)	14.35	4.16	3.48	3.07	2.88
First Prin Pay	Dec24	Sep06	Sep06	Sep06	Sep06
Last Prin Pay	Jul31	Oct10	Mar09	Jan08	Jan07

[Available Funds Schedule and Collateral Tables to Follow]



Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.964	9.324
2	6.499	8.872
3	6.290	8.676
4	6.499	8.903
5	6.290	8.712
6	6.290	8.735
7	6.723	9.195
8	6.290	8.794
9	6.499	9.041
10	6.290	8.870
11	6.499	9.120
12	6.290	8.951
13	6.290	8.993
14	6.499	9.246
15	6.290	9.081
16	6.499	9.336
17	6.290	9.173
18	6.290	9.223
19	6.964	9.948
20	6.291	9.387
21	6.619	9.968
22	6.401	9.553
23	6.610	9.917
24	6.394	9.788
25	6.393	9.840
26	6.606	9.981
27	6.392	10.069
28	6.604	10.380
29	6.391	10.168
30	6.390	10.221
31	7.074	10.915
32	6.394	10.198
33	6.616	10.708
34	6.402	10.028
35	6.614	10.344
36	6.400	10.098
37	6.399	10.138
38	6.612	10.176
39	6.398	10.374
40	6.610	10.631
41	6.396	10.291
42	6.396	10.250
43	7.080	11.162
44	6.394	10.216
45	6.606	10.694
46	6.393	10.388
47	6.605	10.687
48	6.391	10.383
49	6.390	10.380
50	6.603	10.698
51	6.389	10.476
52	6.601	10.774
53	6.388	10.470
54	6.387	10.473
55	6.827	11.090
56	6.385	10.483
57	6.597	10.817
58	6.384	10.514
59	6.596	10.811
60	6.383	10.511
61	6.382	10.509
62	6.594	10.804
63	6.380	10.506
64	6.592	10.800
65	6.379	10.503
66	6.378	10.503
67	7.061	11.447
68	6.377	10.501
69	6.589	10.793
70	6.376	10.499
71	6.587	10.791
72	6.374	10.500
73	6.373	10.500
74	6.585	10.790
75	6.372	10.500
76	6.584	10.789

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.11%, 6-Month LIBOR stays at 1.12%, 1-Year LIBOR stays at 1.18%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.



Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.974	8.081
2	6.509	7.622
3	6.299	7.419
4	6.509	7.637
5	6.299	7.436
6	6.299	7.447
7	6.733	7.894
8	6.299	7.475
9	6.509	7.703
10	6.298	7.511
11	6.508	7.740
12	6.298	7.549
13	6.298	7.569
14	6.507	7.799
15	6.297	7.610
16	6.507	7.841
17	6.297	7.653
18	6.297	7.679
19	6.973	8.381
20	6.317	7.829
21	6.632	9.230
22	6.412	9.043
23	6.619	9.363
24	6.399	9.184
25	6.398	9.221
26	6.610	9.543
27	6.395	9.784
28	6.607	10.086
29	6.393	9.863
30	6.391	9.907
31	7.075	10.801
32	6.396	10.083
33	6.615	10.546
34	6.400	10.301
35	6.612	10.624
36	6.398	10.145
37	6.396	10.187
38	6.608	10.720
39	6.394	10.637
40	6.605	10.888
41	6.391	10.543
42	6.390	10.496
43	7.073	11.404
44	6.387	10.463
45	6.599	10.914

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.385	10.612
47	6.596	10.911
48	6.382	10.611
49	6.381	10.611
50	6.592	10.925
51	6.378	10.693
52	6.589	10.992
53	6.375	10.692
54	6.374	10.692
55	6.812	11.307
56	6.372	10.721
57	6.583	11.049
58	6.369	10.751
59	6.580	11.048
60	6.367	10.752
61	6.365	10.752
62	6.576	11.047
63	6.363	10.755
64	6.574	11.049
65	6.360	10.757
66	6.359	10.759
67	7.039	11.696
68	6.356	10.763
69	6.567	11.055
70	6.354	10.767
71	6.564	11.058
72	6.351	10.772
73	6.350	10.775
74	6.561	11.065
75	6.348	10.782
76	6.558	11.071

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.11%, 6-Month LIBOR stays at 1.12%, 1-Year LIBOR stays at 1.18%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.



Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.972	8.620	46	6.952	11.148
2	6.507	8.139	47	7.182	11.453
3	6.297	7.911	48	6.949	11.159
4	6.507	8.101	49	6.948	11.166
5	6.489	7.868	50	7.178	11.488
6	6.675	7.843	51	6.964	11.266
7	7.326	8.250	52	7.214	11.571
8	6.854	7.789	53	7.000	11.278
9	7.082	7.973	54	7.019	11.285
10	6.853	7.737	55	7.524	11.908
11	7.081	7.922	56	7.059	11.324
12	6.853	7.687	57	7.317	11.661
13	6.853	7.663	58	7.103	11.369
14	7.081	7.848	59	7.363	11.673
15	6.852	7.615	60	7.150	11.384
16	7.080	7.801	61	7.174	11.391
17	6.852	7.569	62	7.440	11.694
18	6.852	7.674	63	7.226	11.407
19	7.587	8.326	64	7.496	11.709
20	6.868	7.829	65	7.283	11.424
21	7.215	9.595	66	7.312	11.433
22	6.976	9.273	67	8.130	12.380
23	7.202	9.449	68	7.375	11.451
24	6.963	9.128	69	7.655	11.751
25	6.962	9.092	70	7.443	11.470
26	7.193	9.335	71	7.728	11.769
27	6.960	9.505	72	7.516	11.490
28	7.191	10.255	73	7.555	11.500
29	6.958	9.945	74	7.848	11.798
30	6.956	9.899	75	7.637	11.521
31	7.701	10.700	76	7.937	11.818
32	6.962	9.887			
33	7.200	10.701			
34	6.967	10.370			
35	7.198	10.605			
36	6.964	10.276			
37	6.963	10.232			
38	6.987	10.652			
39	6.777	10.468			
40	7.021	10.850			
41	6.815	10.649			
42	6.838	10.765			
43	7.600	11.857			
44	6.896	10.980			
45	7.166	11.444			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.11%, 6-Month LIBOR stays at 1.12%, 1-Year LIBOR stays at 1.18%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

Aggregate - ARM and Fixed $799,999,640

Summary of Loans in Statistic Calculation Pool

(As of Calculation Date)

		Range		
Total Number of Loans	4,749			
Total Outstanding Loan Balance	$799,999,640			
Average Loan Balance	$168,456	$20,613	to	$597,900
WA Mortgage Rate	7.481%	4.700%	to	12.780%
Net WAC	6.507%	2.826%	to	12.271%
ARM Characteristics				
WA Gross Margin	6.656%	2.000%	to	11.488%
WA Months to First Roll	22	6	to	57
WA First Periodic Cap	2.605%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.148%	1.000%	to	1.500%
WA Lifetime Cap	13.835%	9.700%	to	18.500%
WA Lifetime Floor	7.419%	4.000%	to	12.500%
WA Original Term (months)	353	120	to	360
WA Remaining Term (months)	348	114	to	358
WA LTV	82.69%	15.73%	to	100.00%
WA FICO	616			
Percentage of Pool with Prepayment Penalties at Loan Orig	80.73%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 36.79%	SFD: 79.46%	FULL DOC: 71.81%	RFCO: 73.00%	OOC: 95.60%	A: 62.47%	0: 19.27%
FL: 6.53%	PUD: 9.45%	STATED: 25.31%	PURCH: 16.55%	NOO: 4.20%	A-: 18.67%	6: 0.01%
IL: 5.24%	CONDO: 4.79%	SIMPLE: 2.88%	REFI: 10.45%	2ND: 0.20%	B: 13.39%	12: 4.77%
TX: 4.53%	2 FAM: 3.11%				C: 4.94%	24: 40.53%
NY: 4.10%	SFA: 0.78%				C-: 0.34%	30: 0.39%
					D: 0.19%	36: 32.81%
						42: 0.03%
						48: 0.07%
						60: 2.13%

Aggregate - ARM and Fixed $799,999,640

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/13 LIBOR	3	$622,921	0.08
2/18 LIBOR	1	$59,217	0.01
2/28 LIBOR	2,423	$427,369,119	53.42
3/27 LIBOR	489	$84,529,716	10.57
5/25 LIBOR - 12mLibor	20	$5,236,262	0.65
5/25 LIBOR - 6mLibor	7	$1,711,220	0.21
FIXED 10YR	11	$920,879	0.12
FIXED 15YR	161	$17,427,072	2.18
FIXED 20YR	59	$7,080,654	0.89
FIXED 25YR	11	$1,523,055	0.19
FIXED 30YR	1,503	$244,794,683	30.60
FIX20/15 BAL	1	$55,438	0.01
FIX30/15 BAL	60	$8,669,407	1.08
	4,749	$799,999,640	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	2	$42,286	0.01
$ 25,000.01 to $50,000	102	$4,462,692	0.56
$ 50,000.01 to $75,000	380	$24,266,548	3.03
$ 75,000.01 to $100,000	594	$52,419,665	6.55
$100,000.01 to $150,000	1,338	$166,980,853	20.87
$150,000.01 to $200,000	977	$168,430,993	21.05
$200,000.01 to $250,000	590	$131,617,474	16.45
$250,000.01 to $300,000	343	$93,585,977	11.70
$300,000.01 to $350,000	195	$62,932,433	7.87
$350,000.01 to $400,000	113	$42,111,617	5.26
$400,000.01 to $450,000	59	$25,244,152	3.16
$450,000.01 to $500,000	38	$18,130,799	2.27
$500,000.01 to $550,000	8	$4,130,922	0.52
$550,000.01 to $600,000	10	$5,643,229	0.71
	4,749	$799,999,640	100.00

Aggregate - ARM and Fixed $799,999,640

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	3	$960,240	0.12
5.001 - 5.500	27	$6,043,786	0.76
5.501 - 6.000	235	$48,364,376	6.05
6.001 - 6.500	431	$88,128,982	11.02
6.501 - 7.000	919	$171,866,169	21.48
7.001 - 7.500	715	$129,822,984	16.23
7.501 - 8.000	1,000	$155,533,938	19.44
8.001 - 8.500	553	$82,808,873	10.35
8.501 - 9.000	456	$66,978,289	8.37
9.001 - 9.500	191	$24,541,252	3.07
9.501 - 10.000	123	$15,261,963	1.91
10.001 - 10.500	52	$5,547,718	0.69
10.501 - 11.000	28	$2,807,298	0.35
11.001 - 11.500	8	$924,519	0.12
11.501 - 12.000	5	$256,921	0.03
12.001 - 12.500	2	$108,389	0.01
12.501 - 13.000	1	$43,944	0.01
	4,749	$799,999,640	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	11	$920,879	0.12
121 - 180	225	$26,774,836	3.35
181 - 300	73	$8,843,800	1.11
301 - 360	4,440	$763,460,125	95.43
	4,749	$799,999,640	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	37	$5,181,097	0.65
50.01-55.00	25	$4,007,452	0.50
55.01-60.00	71	$12,079,238	1.51
60.01-65.00	136	$22,639,089	2.83

Aggregate - ARM and Fixed $799,999,640

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
65.01-70.00	212	$36,175,630	4.52
70.01-75.00	378	$65,614,571	8.20
75.01-80.00	1,166	$190,819,205	23.85
80.01-85.00	951	$164,460,661	20.56
85.01-90.00	1,305	$220,041,263	27.51
90.01-95.00	412	$69,714,560	8.71
95.01-100.00	56	$9,266,876	1.16
	4,749	$799,999,640	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	17	$2,384,340	0.30
AK	1	$113,923	0.01
AZ	106	$14,654,561	1.83
AR	10	$1,195,080	0.15
CA	1,288	$294,337,177	36.79
CO	86	$15,872,608	1.98
CT	67	$11,291,612	1.41
DE	12	$1,467,628	0.18
FL	365	$52,231,511	6.53
GA	38	$5,418,340	0.68
HI	8	$2,352,705	0.29
ID	12	$1,386,371	0.17
IL	262	$41,901,176	5.24
IN	94	$11,367,650	1.42
IA	22	$2,218,931	0.28
KS	21	$3,056,300	0.38
KY	38	$4,846,923	0.61
LA	22	$3,060,467	0.38
ME	22	$2,839,147	0.35
MD	92	$18,343,858	2.29
MA	73	$15,809,004	1.98
MI	138	$20,424,097	2.55
MN	95	$16,554,121	2.07
MS	13	$2,036,628	0.25
MO	87	$10,471,523	1.31

Aggregate - ARM and Fixed $799,999,640

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MT	3	$251,529	0.03
NE	16	$1,731,936	0.22
NV	62	$10,043,013	1.26
NH	18	$3,132,792	0.39
NJ	67	$11,084,593	1.39
NM	11	$1,460,213	0.18
NY	162	$32,826,343	4.10
NC	217	$24,541,393	3.07
ND	5	$696,209	0.09
OH	155	$19,076,734	2.38
OK	22	$2,074,047	0.26
OR	44	$6,499,709	0.81
PA	114	$13,735,018	1.72
RI	27	$4,031,775	0.50
SC	72	$7,989,929	1.00
SD	1	$77,427	0.01
TN	87	$10,702,950	1.34
TX	323	$36,261,115	4.53
UT	25	$4,321,413	0.54
VA	151	$26,097,846	3.26
WA	109	$19,271,806	2.41
WV	14	$1,691,374	0.21
WI	50	$6,258,184	0.78
WY	5	$506,611	0.06
	4,749	$799,999,640	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	2	$623,831	0.08
781 - 800	15	$3,107,718	0.39
761 - 780	30	$5,327,659	0.67
741 - 760	52	$9,325,116	1.17
721 - 740	90	$16,411,677	2.05
701 - 720	132	$22,123,981	2.77
681 - 700	204	$35,084,543	4.39
661 - 680	335	$59,502,979	7.44

Aggregate - ARM and Fixed $799,999,640

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
641 - 660	515	$90,027,879	11.25
621 - 640	664	$116,335,724	14.54
601 - 620	730	$121,175,702	15.15
581 - 600	659	$106,865,024	13.36
561 - 580	579	$93,699,997	11.71
541 - 560	393	$62,734,562	7.84
521 - 540	231	$39,478,959	4.93
501 - 520	113	$17,657,202	2.21
500 or Less	4	$413,096	0.05
NOT SCORED	1	$103,988	0.01
	4,749	$799,999,640	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	3,818	$635,661,798	79.46
PUD	363	$75,612,962	9.45
CONDO	244	$38,296,712	4.79
2 FAM	145	$24,905,449	3.11
SFA	46	$6,225,269	0.78
MANUF	58	$5,507,904	0.69
3 FAM	24	$4,825,809	0.60
4 FAM	22	$4,208,245	0.53
PUDA	17	$2,900,475	0.36
HI CONDO	9	$1,472,405	0.18
TOWN HM	3	$382,612	0.05
	4,749	$799,999,640	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	3,433	$584,001,384	73.00
PURCH	785	$132,414,395	16.55

Aggregate - ARM and Fixed $799,999,640

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	531	$83,583,862	10.45
	4,749	$799,999,640	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	4,474	$764,786,259	95.60
NOO	265	$33,594,851	4.20
2ND HM	10	$1,618,531	0.20
	4,749	$799,999,640	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	3,580	$574,457,170	71.81
STATED	1,063	$202,465,684	25.31
SIMPLE	106	$23,076,786	2.88
	4,749	$799,999,640	100.00

Gross Margin
(Excludes 1,806 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	1	$92,271	0.02
3.001 - 4.000	23	$6,212,006	1.20
4.001 - 5.000	38	$8,071,197	1.55
5.001 - 6.000	742	$150,553,650	28.98
6.001 - 7.000	1,191	$210,496,997	40.52
7.001 - 8.000	629	$99,595,006	19.17
8.001 - 9.000	231	$34,042,464	6.55
9.001 - 10.000	72	$8,935,577	1.72
10.001 - 11.000	15	$1,478,363	0.28

Aggregate - ARM and Fixed $799,999,640

Gross Margin
(Excludes 1,806 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 12.000	1	$50,924	0.01
	2,943	$519,528,455	100.00

Next Rate Adjustment Date
(Excludes 1,806 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
02/04	1	$173,408	0.03
04/04	1	$51,610	0.01
05/04	1	$133,154	0.03
06/04	2	$433,386	0.08
07/04	1	$144,688	0.03
08/04	3	$750,710	0.14
09/04	7	$722,136	0.14
10/04	12	$2,440,159	0.47
11/04	48	$7,555,033	1.45
12/04	129	$20,220,162	3.89
01/05	182	$31,246,385	6.01
02/05	298	$48,499,865	9.34
03/05	427	$74,231,917	14.29
04/05	537	$95,670,925	18.41
05/05	723	$134,862,204	25.96
06/05	55	$10,915,515	2.10
09/05	1	$242,024	0.05
11/05	5	$1,295,044	0.25
12/05	15	$2,353,842	0.45
01/06	10	$1,441,282	0.28
02/06	69	$10,128,485	1.95
03/06	173	$27,796,131	5.35
04/06	157	$28,650,335	5.51
05/06	50	$10,519,211	2.02
06/06	9	$2,103,362	0.40
01/08	3	$843,771	0.16
03/08	19	$4,976,527	0.96
04/08	2	$434,564	0.08

Aggregate - ARM and Fixed $799,999,640

Next Rate Adjustment Date
(Excludes 1,806 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
05/08	3	$692,620	0.13
	2,943	$519,528,455	100.00

Range of Months to Roll
(Excludes 1,806 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$173,408	0.03
7 - 12	7	$1,260,247	0.24
13 - 18	483	$83,205,731	16.02
19 - 24	1,936	$343,411,870	66.10
25 - 31	255	$40,493,760	7.79
32 - 37	234	$44,035,956	8.48
50 - 55	22	$5,820,298	1.12
56 - 61	5	$1,127,185	0.22
	2,943	$519,528,455	100.00

Lifetime Rate Cap
(Excludes 1,806 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 10.000	3	$960,240	0.18
10.001 - 10.500	6	$1,810,970	0.35
10.501 - 11.000	4	$787,173	0.15
11.001 - 11.500	24	$4,605,961	0.89
11.501 - 12.000	149	$28,619,894	5.51
12.001 - 12.500	170	$33,854,916	6.52
12.501 - 13.000	388	$74,197,573	14.28
13.001 - 13.500	366	$66,944,088	12.89
13.501 - 14.000	565	$98,092,863	18.88
14.001 - 14.500	385	$69,628,610	13.40
14.501 - 15.000	404	$67,872,859	13.06
15.001 - 15.500	206	$32,354,995	6.23
15.501 - 16.000	159	$24,026,645	4.62
16.001 - 16.500	58	$7,923,068	1.53

Aggregate - ARM and Fixed $799,999,640

Lifetime Rate Cap
(Excludes 1,806 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
16.501 - 17.000	38	$5,148,270	0.99
17.001 - 17.500	8	$1,332,343	0.26
17.501 - 18.000	8	$1,042,708	0.20
18.001 - 18.500	2	$325,277	0.06
	2,943	$519,528,455	100.00

Initial Periodic Rate Cap
(Excludes 1,806 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	10	$2,030,633	0.39
1.500	710	$139,276,283	26.81
2.000	21	$4,171,202	0.80
3.000	2,179	$368,098,211	70.85
5.000	23	$5,952,126	1.15
	2,943	$519,528,455	100.00

Subsequent Periodic Rate Cap
(Excludes 1,806 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	2,155	$365,763,219	70.40
1.500	788	$153,765,236	29.60
	2,943	$519,528,455	100.00

Lifetime Rate Floor
(Excludes 1,806 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	15	$3,757,808	0.72
5.001 - 6.000	290	$61,139,617	11.77

Aggregate - ARM and Fixed $799,999,640

Lifetime Rate Floor
(Excludes 1,806 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 7.000	716	$139,724,624	26.89
7.001 - 8.000	1,075	$185,531,809	35.71
8.001 - 9.000	578	$94,252,620	18.14
9.001 - 10.000	208	$28,658,056	5.52
10.001 - 11.000	53	$5,569,887	1.07
11.001 - 12.000	7	$834,579	0.16
12.001 - 13.000	1	$59,454	0.01
	2,943	$519,528,455	100.00

Group 1 - ARM and Fixed $200,002,889

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	1,237			
Total Outstanding Loan Balance	$200,002,889			
Average Loan Balance	$161,684	$20,613	to	$597,900
WA Mortgage Rate	7.499%	5.120%	to	12.500%
Net WAC	6.499%	2.951%	to	11.991%
ARM Characteristics				
WA Gross Margin	6.624%	3.950%	to	11.488%
WA Months to First Roll	22	9	to	55
WA First Periodic Cap	2.552%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.158%	1.000%	to	1.500%
WA Lifetime Cap	13.846%	10.850%	to	18.500%
WA Lifetime Floor	7.397%	4.000%	to	12.500%
WA Original Term (months)	344	120	to	360
WA Remaining Term (months)	339	114	to	358
WA LTV	82.83%	22.40%	to	100.00%
WA FICO	614			
Percentage of Pool with Prepayment Penalties at Loan Orig	79.55%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 31.78%	SFD: 78.87%	FULL DOC: 75.62%	RFCO: 74.12%	OOC: 96.08%	A: 60.30%	0: 20.45%
FL: 7.44%	PUD: 9.67%	STATED: 22.10%	PURCH: 15.89%	NOO: 3.86%	A-: 20.83%	12: 5.19%
IL: 5.86%	CONDO: 4.97%	SIMPLE: 2.29%	REFI: 9.99%	2ND: 0.06%	B: 14.72%	24: 39.73%
TX: 5.34%	2 FAM: 2.92%				C: 3.81%	30: 0.21%
NY: 4.31%	SFA: 0.99%				C-: 0.19%	36: 32.53%
					D: 0.15%	48: 0.17%
						60: 1.73%

Group 1 - ARM and Fixed $200,002,889

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/18 LIBOR	1	$59,217	0.03
2/28 LIBOR	601	$105,131,852	52.57
3/27 LIBOR	136	$23,686,991	11.84
5/25 LIBOR - 12mLibor	3	$563,544	0.28
5/25 LIBOR - 6mLibor	2	$557,812	0.28
FIXED 10YR	4	$348,190	0.17
FIXED 15YR	84	$10,571,271	5.29
FIXED 20YR	29	$3,491,424	1.75
FIXED 25YR	7	$1,138,305	0.57
FIXED 30YR	340	$49,989,260	24.99
FIX30/15 BAL	30	$4,465,023	2.23
	1,237	$200,002,889	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	1	$20,613	0.01
$ 25,000.01 to $50,000	27	$1,167,409	0.58
$ 50,000.01 to $75,000	122	$7,678,705	3.84
$ 75,000.01 to $100,000	158	$13,752,125	6.88
$100,000.01 to $150,000	347	$43,629,938	21.81
$150,000.01 to $200,000	254	$43,424,521	21.71
$200,000.01 to $250,000	157	$34,798,865	17.40
$250,000.01 to $300,000	81	$22,098,562	11.05
$300,000.01 to $350,000	41	$13,236,966	6.62
$350,000.01 to $400,000	30	$11,291,861	5.65
$400,000.01 to $450,000	8	$3,349,604	1.67
$450,000.01 to $500,000	7	$3,364,736	1.68
$500,000.01 to $550,000	2	$1,022,941	0.51
$550,000.01 to $600,000	2	$1,166,043	0.58
	1,237	$200,002,889	100.00

Group 1 - ARM and Fixed $200,002,889

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	7	$1,752,225	0.88
5.501 - 6.000	55	$10,952,573	5.48
6.001 - 6.500	120	$22,804,456	11.40
6.501 - 7.000	213	$39,151,854	19.58
7.001 - 7.500	203	$36,086,347	18.04
7.501 - 8.000	258	$38,850,421	19.42
8.001 - 8.500	151	$20,570,786	10.29
8.501 - 9.000	120	$17,228,018	8.61
9.001 - 9.500	50	$5,789,166	2.89
9.501 - 10.000	33	$4,175,348	2.09
10.001 - 10.500	18	$2,120,415	1.06
10.501 - 11.000	5	$283,073	0.14
11.001 - 11.500	1	$61,391	0.03
11.501 - 12.000	2	$117,362	0.06
12.001 - 12.500	1	$59,454	0.03
	1,237	$200,002,889	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	4	$348,190	0.17
121 - 180	114	$15,036,295	7.52
181 - 300	37	$4,688,946	2.34
301 - 360	1,082	$179,929,459	89.96
	1,237	$200,002,889	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	10	$1,413,506	0.71
50.01-55.00	6	$764,547	0.38
55.01-60.00	24	$3,473,417	1.74
60.01-65.00	36	$5,954,931	2.98
65.01-70.00	53	$7,526,308	3.76
70.01-75.00	95	$15,348,836	7.67

Group 1 - ARM and Fixed $200,002,889

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
75.01-80.00	299	$46,739,541	23.37
80.01-85.00	242	$41,895,245	20.95
85.01-90.00	355	$58,300,963	29.15
90.01-95.00	103	$16,541,409	8.27
95.01-100.00	14	$2,044,187	1.02
	1,237	$200,002,889	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	7	$1,032,109	0.52
AK	1	$113,923	0.06
AZ	28	$3,710,778	1.86
AR	3	$495,767	0.25
CA	286	$63,556,869	31.78
CO	23	$4,538,923	2.27
CT	16	$2,764,390	1.38
DE	1	$151,780	0.08
FL	106	$14,872,263	7.44
GA	10	$1,349,794	0.67
HI	1	$302,944	0.15
ID	1	$79,674	0.04
IL	72	$11,718,257	5.86
IN	22	$2,896,569	1.45
IA	7	$757,976	0.38
KS	5	$649,064	0.32
KY	10	$1,701,971	0.85
LA	7	$864,378	0.43
ME	5	$728,252	0.36
MD	30	$6,060,821	3.03
MA	19	$3,473,564	1.74
MI	40	$5,835,069	2.92
MN	25	$4,421,789	2.21
MS	1	$94,268	0.05
MO	29	$3,188,273	1.59
MT	1	$87,454	0.04
NE	3	$285,725	0.14

Group 1 - ARM and Fixed $200,002,889

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NV	12	$1,733,982	0.87
NH	1	$160,356	0.08
NJ	29	$4,755,192	2.38
NM	4	$448,292	0.22
NY	44	$8,627,342	4.31
NC	45	$5,588,509	2.79
ND	2	$239,166	0.12
OH	37	$4,635,687	2.32
OK	6	$546,097	0.27
OR	12	$1,908,267	0.95
PA	44	$5,605,827	2.80
RI	6	$977,581	0.49
SC	17	$1,428,859	0.71
SD	1	$77,427	0.04
TN	22	$2,777,194	1.39
TX	104	$10,670,628	5.34
UT	5	$812,785	0.41
VA	39	$6,932,629	3.47
WA	25	$3,763,394	1.88
WV	5	$466,814	0.23
WI	17	$1,995,618	1.00
WY	1	$118,600	0.06
	1,237	$200,002,889	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	3	$662,852	0.33
761 - 780	3	$272,324	0.14
741 - 760	7	$1,265,554	0.63
721 - 740	18	$3,129,131	1.56
701 - 720	41	$6,157,315	3.08
681 - 700	49	$7,325,058	3.66
661 - 680	84	$14,632,293	7.32
641 - 660	145	$24,843,989	12.42
621 - 640	163	$27,595,362	13.80
601 - 620	192	$30,495,955	15.25

Group 1 - ARM and Fixed $200,002,889

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
581 - 600	180	$29,574,175	14.79
561 - 580	168	$25,980,441	12.99
541 - 560	96	$15,451,439	7.73
521 - 540	64	$9,213,022	4.61
501 - 520	23	$3,204,431	1.60
500 or Less	1	$199,549	0.10
	1,237	$200,002,889	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	988	$157,741,881	78.87
PUD	94	$19,331,449	9.67
CONDO	69	$9,938,127	4.97
2 FAM	33	$5,840,158	2.92
SFA	16	$1,982,446	0.99
3 FAM	7	$1,366,075	0.68
MANUF	14	$1,243,956	0.62
4 FAM	6	$1,137,851	0.57
PUDA	5	$776,900	0.39
HI CONDO	3	$426,181	0.21
TOWN HM	2	$217,865	0.11
	1,237	$200,002,889	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	914	$148,242,086	74.12
PURCH	195	$31,779,574	15.89
REFI	128	$19,981,229	9.99
	1,237	$200,002,889	100.00

Group 1 - ARM and Fixed $200,002,889

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,169	$192,168,737	96.08
NOO	67	$7,722,368	3.86
2ND HM	1	$111,784	0.06
	1,237	$200,002,889	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	977	$151,233,058	75.62
STATED	237	$44,197,945	22.10
SIMPLE	23	$4,571,886	2.29
	1,237	$200,002,889	100.00

Gross Margin
(Excludes 494 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.001 - 4.000	6	$1,440,029	1.11
4.001 - 5.000	9	$2,013,356	1.55
5.001 - 6.000	191	$38,545,759	29.65
6.001 - 7.000	310	$54,531,125	41.95
7.001 - 8.000	157	$24,049,968	18.50
8.001 - 9.000	49	$6,974,804	5.37
9.001 - 10.000	17	$2,145,470	1.65
10.001 - 11.000	3	$247,980	0.19
11.001 - 12.000	1	$50,924	0.04
	743	$129,999,416	100.00

Next Rate Adjustment Date
(Excludes 494 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
04/04	1	$51,610	0.04
06/04	2	$433,386	0.33

Group 1 - ARM and Fixed $200,002,889

Next Rate Adjustment Date
(Excludes 494 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
09/04	2	$186,614	0.14
10/04	2	$282,647	0.22
11/04	12	$2,102,904	1.62
12/04	33	$5,326,986	4.10
01/05	45	$7,757,329	5.97
02/05	72	$11,542,280	8.88
03/05	96	$16,253,294	12.50
04/05	130	$23,250,807	17.89
05/05	192	$34,815,122	26.78
06/05	15	$3,188,088	2.45
12/05	6	$913,932	0.70
01/06	4	$564,136	0.43
02/06	18	$2,743,895	2.11
03/06	43	$6,532,593	5.03
04/06	48	$8,878,417	6.83
05/06	11	$2,713,718	2.09
06/06	6	$1,340,300	1.03
01/08	2	$557,812	0.43
03/08	3	$563,544	0.43
	743	$129,999,416	100.00

Range of Months to Roll
(Excludes 494 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7 - 12	3	$484,996	0.37
13 - 18	118	$20,149,675	15.50
19 - 24	481	$84,556,397	65.04
25 - 31	67	$10,116,265	7.78
32 - 37	69	$13,570,726	10.44
50 - 55	5	$1,121,356	0.86
	743	$129,999,416	100.00

Group 1 - ARM and Fixed $200,002,889

Lifetime Rate Cap
(Excludes 494 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	2	$450,688	0.35
11.001 - 11.500	7	$1,689,468	1.30
11.501 - 12.000	34	$6,508,901	5.01
12.001 - 12.500	47	$9,175,883	7.06
12.501 - 13.000	90	$16,981,766	13.06
13.001 - 13.500	108	$20,116,939	15.47
13.501 - 14.000	125	$21,551,157	16.58
14.001 - 14.500	108	$19,165,751	14.74
14.501 - 15.000	97	$16,775,689	12.90
15.001 - 15.500	50	$7,500,733	5.77
15.501 - 16.000	38	$5,726,401	4.40
16.001 - 16.500	20	$2,436,355	1.87
16.501 - 17.000	10	$1,187,590	0.91
17.001 - 17.500	2	$463,230	0.36
17.501 - 18.000	4	$209,414	0.16
18.001 - 18.500	1	$59,454	0.05
	743	$129,999,416	100.00

Initial Periodic Rate Cap
(Excludes 494 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	3	$789,044	0.61
1.500	195	$37,472,047	28.82
2.000	9	$1,591,052	1.22
3.000	533	$89,583,729	68.91
5.000	3	$563,544	0.43
	743	$129,999,416	100.00

Group 1 - ARM and Fixed $200,002,889

Subsequent Periodic Rate Cap
(Excludes 494 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	527	$88,950,437	68.42
1.500	216	$41,048,979	31.58
	743	$129,999,416	100.00

Lifetime Rate Floor
(Excludes 494 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	4	$1,200,416	0.92
5.001 - 6.000	70	$14,013,424	10.78
6.001 - 7.000	178	$36,127,836	27.79
7.001 - 8.000	283	$48,088,317	36.99
8.001 - 9.000	134	$21,605,030	16.62
9.001 - 10.000	53	$7,060,351	5.43
10.001 - 11.000	18	$1,727,225	1.33
11.001 - 12.000	2	$117,362	0.09
12.001 - 13.000	1	$59,454	0.05
	743	$129,999,416	100.00



Group 2 - ARM and Fixed $599,996,751

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		**Range**		
Total Number of Loans	3,512			
Total Outstanding Loan Balance	$599,996,751			
Average Loan Balance	$170,842	$21,673	to	$577,923
WA Mortgage Rate	7.475%	4.700%	to	12.780%
Net WAC	6.509%	2.826%	to	12.271%
ARM Characteristics				
WA Gross Margin	6.667%	2.000%	to	10.814%
WA Months to First Roll	22	6	to	57
WA First Periodic Cap	2.623%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.145%	1.000%	to	1.500%
WA Lifetime Cap	13.832%	9.700%	to	18.350%
WA Lifetime Floor	7.427%	4.125%	to	11.600%
WA Original Term (months)	355	120	to	360
WA Remaining Term (months)	351	115	to	358
WA LTV	82.64%	15.73%	to	100.00%
WA FICO	617			
Percentage of Pool with Prepayment Penalties at Loan Orig	81.12%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 38.46%	SFD: 79.65%	FULL DOC: 70.54%	RFCO: 72.63%	OOC: 95.44%	A: 63.19%	0: 18.88%
FL: 6.23%	PUD: 9.38%	STATED: 26.38%	PURCH: 16.77%	NOO: 4.31%	A-: 17.96%	6: 0.01%
IL: 5.03%	CONDO: 4.73%	SIMPLE: 3.08%	REFI: 10.60%	2ND: 0.25%	B: 12.95%	12: 4.63%
TX: 4.27%	2 FAM: 3.18%				C: 5.31%	24: 40.80%
NY: 4.03%	MANUF: 0.71%				C-: 0.39%	30: 0.44%
					D: 0.20%	36: 32.90%
						42: 0.04%
						48: 0.03%
						60: 2.26%

Group 2 - ARM and Fixed $599,996,751

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/13 LIBOR	3	$622,921	0.10
2/28 LIBOR	1,822	$322,237,267	53.71
3/27 LIBOR	353	$60,842,725	10.14
5/25 LIBOR - 12mLibor	17	$4,672,718	0.78
5/25 LIBOR - 6mLibor	5	$1,153,408	0.19
FIXED 10YR	7	$572,689	0.10
FIXED 15YR	77	$6,855,800	1.14
FIXED 20YR	30	$3,589,230	0.60
FIXED 25YR	4	$384,750	0.06
FIXED 30YR	1,163	$194,805,423	32.47
FIX20/15 BAL	1	$55,438	0.01
FIX30/15 BAL	30	$4,204,383	0.70
	3,512	$599,996,751	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	1	$21,673	0.00
$ 25,000.01 to $50,000	75	$3,295,283	0.55
$ 50,000.01 to $75,000	258	$16,587,843	2.76
$ 75,000.01 to $100,000	436	$38,667,540	6.44
$100,000.01 to $150,000	991	$123,350,915	20.56
$150,000.01 to $200,000	723	$125,006,472	20.83
$200,000.01 to $250,000	433	$96,818,609	16.14
$250,000.01 to $300,000	262	$71,487,415	11.91
$300,000.01 to $350,000	154	$49,695,467	8.28
$350,000.01 to $400,000	83	$30,819,756	5.14
$400,000.01 to $450,000	51	$21,894,548	3.65
$450,000.01 to $500,000	31	$14,766,064	2.46
$500,000.01 to $550,000	6	$3,107,981	0.52
$550,000.01 to $600,000	8	$4,477,186	0.75
	3,512	$599,996,751	100.00

Group 2 - ARM and Fixed $599,996,751

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	3	$960,240	0.16
5.001 - 5.500	20	$4,291,561	0.72
5.501 - 6.000	180	$37,411,802	6.24
6.001 - 6.500	311	$65,324,525	10.89
6.501 - 7.000	706	$132,714,315	22.12
7.001 - 7.500	512	$93,736,636	15.62
7.501 - 8.000	742	$116,683,517	19.45
8.001 - 8.500	402	$62,238,087	10.37
8.501 - 9.000	336	$49,750,270	8.29
9.001 - 9.500	141	$18,752,086	3.13
9.501 - 10.000	90	$11,086,615	1.85
10.001 - 10.500	34	$3,427,302	0.57
10.501 - 11.000	23	$2,524,226	0.42
11.001 - 11.500	7	$863,129	0.14
11.501 - 12.000	3	$139,559	0.02
12.001 - 12.500	1	$48,935	0.01
12.501 - 13.000	1	$43,944	0.01
	3,512	$599,996,751	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	7	$572,689	0.10
121 - 180	111	$11,738,542	1.96
181 - 300	36	$4,154,854	0.69
301 - 360	3,358	$583,530,666	97.26
	3,512	$599,996,751	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	27	$3,767,591	0.63
50.01-55.00	19	$3,242,904	0.54
55.01-60.00	47	$8,605,820	1.43
60.01-65.00	100	$16,684,158	2.78

Group 2 - ARM and Fixed $599,996,751

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
65.01-70.00	159	$28,649,322	4.77
70.01-75.00	283	$50,265,735	8.38
75.01-80.00	867	$144,079,664	24.01
80.01-85.00	709	$122,565,416	20.43
85.01-90.00	950	$161,740,300	26.96
90.01-95.00	309	$53,173,151	8.86
95.01-100.00	42	$7,222,689	1.20
	3,512	$599,996,751	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	10	$1,352,232	0.23
AZ	78	$10,943,783	1.82
AR	7	$699,313	0.12
CA	1,002	$230,780,308	38.46
CO	63	$11,333,685	1.89
CT	51	$8,527,222	1.42
DE	11	$1,315,848	0.22
FL	259	$37,359,247	6.23
GA	28	$4,068,547	0.68
HI	7	$2,049,761	0.34
ID	11	$1,306,697	0.22
IL	190	$30,182,919	5.03
IN	72	$8,471,081	1.41
IA	15	$1,460,956	0.24
KS	16	$2,407,236	0.40
KY	28	$3,144,952	0.52
LA	15	$2,196,089	0.37
ME	17	$2,110,895	0.35
MD	62	$12,283,036	2.05
MA	54	$12,335,440	2.06
MI	98	$14,589,028	2.43
MN	70	$12,132,332	2.02
MS	12	$1,942,361	0.32
MO	58	$7,283,251	1.21
MT	2	$164,074	0.03

Group 2 - ARM and Fixed $599,996,751

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NE	13	$1,446,210	0.24
NV	50	$8,309,031	1.38
NH	17	$2,972,435	0.50
NJ	38	$6,329,400	1.05
NM	7	$1,011,921	0.17
NY	118	$24,199,001	4.03
NC	172	$18,952,884	3.16
ND	3	$457,043	0.08
OH	118	$14,441,047	2.41
OK	16	$1,527,950	0.25
OR	32	$4,591,442	0.77
PA	70	$8,129,191	1.35
RI	21	$3,054,195	0.51
SC	55	$6,561,071	1.09
TN	65	$7,925,756	1.32
TX	219	$25,590,487	4.27
UT	20	$3,508,628	0.58
VA	112	$19,165,217	3.19
WA	84	$15,508,411	2.58
WV	9	$1,224,560	0.20
WI	33	$4,262,566	0.71
WY	4	$388,012	0.06
	3,512	$599,996,751	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	2	$623,831	0.10
781 - 800	12	$2,444,866	0.41
761 - 780	27	$5,055,335	0.84
741 - 760	45	$8,059,563	1.34
721 - 740	72	$13,282,546	2.21
701 - 720	91	$15,966,666	2.66
681 - 700	155	$27,759,485	4.63
661 - 680	251	$44,870,686	7.48
641 - 660	370	$65,183,890	10.86
621 - 640	501	$88,740,362	14.79

Group 2 - ARM and Fixed $599,996,751

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
601 - 620	538	$90,679,748	15.11
581 - 600	479	$77,290,849	12.88
561 - 580	411	$67,719,557	11.29
541 - 560	297	$47,283,123	7.88
521 - 540	167	$30,265,938	5.04
501 - 520	90	$14,452,771	2.41
500 or Less	3	$213,547	0.04
NOT SCORED	1	$103,988	0.02
	3,512	$599,996,751	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	2,830	$477,919,917	79.65
PUD	269	$56,281,513	9.38
CONDO	175	$28,358,585	4.73
2 FAM	112	$19,065,291	3.18
MANUF	44	$4,263,949	0.71
SFA	30	$4,242,823	0.71
3 FAM	17	$3,459,734	0.58
4 FAM	16	$3,070,394	0.51
PUDA	12	$2,123,575	0.35
HI CONDO	6	$1,046,224	0.17
TOWN HM	1	$164,747	0.03
	3,512	$599,996,751	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,519	$435,759,297	72.63
PURCH	590	$100,634,821	16.77
REFI	403	$63,602,633	10.60
	3,512	$599,996,751	100.00

Group 2 - ARM and Fixed $599,996,751

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,305	$572,617,522	95.44
NOO	198	$25,872,483	4.31
2ND HM	9	$1,506,746	0.25
	3,512	$599,996,751	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,603	$423,224,112	70.54
STATED	826	$158,267,739	26.38
SIMPLE	83	$18,504,901	3.08
	3,512	$599,996,751	100.00

Gross Margin
(Excludes 1,312 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	1	$92,271	0.02
3.001 - 4.000	17	$4,771,977	1.23
4.001 - 5.000	29	$6,057,840	1.56
5.001 - 6.000	551	$112,007,891	28.75
6.001 - 7.000	881	$155,965,872	40.04
7.001 - 8.000	472	$75,545,038	19.39
8.001 - 9.000	182	$27,067,660	6.95
9.001 - 10.000	55	$6,790,107	1.74
10.001 - 11.000	12	$1,230,383	0.32
	2,200	$389,529,039	100.00

Next Rate Adjustment Date
(Excludes 1,312 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
02/04	1	$173,408	0.04
05/04	1	$133,154	0.03

Group 2 - ARM and Fixed $599,996,751

Next Rate Adjustment Date
(Excludes 1,312 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
07/04	1	$144,688	0.04
08/04	3	$750,710	0.19
09/04	5	$535,521	0.14
10/04	10	$2,157,512	0.55
11/04	36	$5,452,129	1.40
12/04	96	$14,893,176	3.82
01/05	137	$23,489,055	6.03
02/05	226	$36,957,585	9.49
03/05	331	$57,978,623	14.88
04/05	407	$72,420,118	18.59
05/05	531	$100,047,082	25.68
06/05	40	$7,727,427	1.98
09/05	1	$242,024	0.06
11/05	5	$1,295,044	0.33
12/05	9	$1,439,910	0.37
01/06	6	$877,145	0.23
02/06	51	$7,384,591	1.90
03/06	130	$21,263,537	5.46
04/06	109	$19,771,918	5.08
05/06	39	$7,805,493	2.00
06/06	3	$763,061	0.20
01/08	1	$285,959	0.07
03/08	16	$4,412,983	1.13
04/08	2	$434,564	0.11
05/08	3	$692,620	0.18
	2,200	$389,529,039	100.00

Range of Months to Roll
(Excludes 1,312 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$173,408	0.04
7 - 12	4	$775,250	0.20
13 - 18	365	$63,056,056	16.19
19 - 24	1,455	$258,855,473	66.45
25 - 31	188	$30,377,495	7.80
32 - 37	165	$30,465,230	7.82

Group 2 - ARM and Fixed $599,996,751

Range of Months to Roll
(Excludes 1,312 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50 - 55	17	$4,698,941	1.21
56 - 61	5	$1,127,185	0.29
	2,200	$389,529,039	100.00

Lifetime Rate Cap
(Excludes 1,312 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 10.000	3	$960,240	0.25
10.001 - 10.500	6	$1,810,970	0.46
10.501 - 11.000	2	$336,485	0.09
11.001 - 11.500	17	$2,916,494	0.75
11.501 - 12.000	115	$22,110,993	5.68
12.001 - 12.500	123	$24,679,034	6.34
12.501 - 13.000	298	$57,215,807	14.69
13.001 - 13.500	258	$46,827,150	12.02
13.501 - 14.000	440	$76,541,706	19.65
14.001 - 14.500	277	$50,462,859	12.95
14.501 - 15.000	307	$51,097,171	13.12
15.001 - 15.500	156	$24,854,262	6.38
15.501 - 16.000	121	$18,300,244	4.70
16.001 - 16.500	38	$5,486,713	1.41
16.501 - 17.000	28	$3,960,680	1.02
17.001 - 17.500	6	$869,113	0.22
17.501 - 18.000	4	$833,294	0.21
18.001 - 18.500	1	$265,823	0.07
	2,200	$389,529,039	100.00

Initial Periodic Rate Cap
(Excludes 1,312 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	7	$1,241,589	0.32
1.500	515	$101,804,235	26.14

Group 2 - ARM and Fixed $599,996,751

Initial Periodic Rate Cap (Excludes 1,312 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	12	$2,580,150	0.66
3.000	1,646	$278,514,483	71.50
5.000	20	$5,388,582	1.38
	2,200	$389,529,039	100.00

Subsequent Periodic Rate Cap (Excludes 1,312 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1,628	$276,812,782	71.06
1.500	572	$112,716,256	28.94
	2,200	$389,529,039	100.00

Lifetime Rate Floor (Excludes 1,312 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	11	$2,557,392	0.66
5.001 - 6.000	220	$47,126,193	12.10
6.001 - 7.000	538	$103,596,788	26.60
7.001 - 8.000	792	$137,443,492	35.28
8.001 - 9.000	444	$72,647,590	18.65
9.001 - 10.000	155	$21,597,705	5.54
10.001 - 11.000	35	$3,842,662	0.99
11.001 - 12.000	5	$717,217	0.18
	2,200	$389,529,039	100.00